Exhibit 99.1

17 April 2018

Motif Bio plc

(“Motif Bio” or the “Company”)

Posting of UK Annual Report and Accounts & Notice of AGM

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that its 2017 UK Annual Report and Accounts and notice of its Annual General Meeting have been posted to shareholders and will shortly be available for download from the Company’s website at www.motifbio.com.

This follows the announcement made by the Company on 10 April 2018 via RNS of the publication of its financial results for the year ended 31 December 2017 and the filing of its US Annual Report on Form 20-F with the US Securities and Exchange Commission.

The Company’s Annual General Meeting is to be held at 1.00pm BST on 19 June 2018 at the offices of DLA Piper UK LLP at 3 Noble St, London EC2V 7EE, United Kingdom.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (U.S. IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a rolling submission of a New Drug Application (NDA) with the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI) has been initiated and is expected to be completed in the second quarter of 2018. ABSSSI is one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike many standard of care antibiotics, iclaprim is only minimally cleared via the kidneys (<2% of the administered dose was recovered unchanged in the urine). No nephrotoxicity was observed with iclaprim in the REVIVE Phase 3 trials and dosage adjustment has not been required in patients with renal impairment.

Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.